Exhibit 19.1

PROGRESS SOFTWARE CORPORATION

INSIDER TRADING POLICY

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Section 1.     Individuals and Entities Subject to this Policy

This Insider Trading Policy (the “Policy”) applies to all of the following individuals and entities:

•employees of Progress Software Corporation and/or its subsidiaries (the “Company”),
•Company directors,
•contractors and consultants of the Company,
•their family members, and
•other entities over which such individuals have or share voting or investment control.

This Policy also applies to any other person who receives material nonpublic information (“MNPI”) from any person subject to this Policy or is otherwise designated by the Compliance Officer. Some examples of MNPI include internal estimates of earnings which differ significantly from analysts estimates, merger or acquisition negotiations, securities offerings, significant developments relating to a major contract, significant new products, changes in key management personnel or positions, upcoming announcements of earnings or losses, the sale of significant assets or a significant subsidiary, and the gain or loss of a substantial customer or supplier. If an employee is unsure whether information they have received is MNPI, they should contact the legal department for assistance. Please see Section 14 below for a more detailed definition of MNPI.

This Policy continues to apply following termination of employment or other relationship with the Company until 9 a.m. ET on the morning of the third trading day after any MNPI in your possession has become public or is no longer material. Each employee, officer, consultant and director is personally responsible for the actions of their family members and other persons with whom they have a relationship who are subject to this Policy, including any pre-clearances required.

For purposes of this Policy, “family members” include people who live with you, or are financially dependent on you, and also include those whose transactions in securities are directed by you or are subject to your influence or control.

Section 2.     Trading in Company Securities While in Possession of MNPI is Prohibited

The purchase or sale of securities by any person who possesses MNPI is a violation of U.S. federal and state securities laws. It is important to avoid the appearance, as well as the fact, of trading based on MNPI.

No person subject to this Policy who is aware of MNPI relating to the Company may, directly or indirectly (through family members, other persons, entities or otherwise):

•buy, sell, or otherwise trade in the securities of the Company,
•advise anyone else to buy, sell, or otherwise trade in the securities of the Company; or
•otherwise engage in any action to take personal advantage of that information.

For purposes of this Policy, the term “trade” includes any transaction in Company securities, including purchases, sales, gifts and pledges.

You may be required to forego a proposed transaction even if you planned to make the transaction before learning the MNPI (even though you may suffer economic loss or forego anticipated profit by waiting).

Section 3.     Trades May Not Occur During Blackout Periods

Employees at or above the Vice President level (“Officers”), Company directors (“Directors”) (Directors and Officers collectively referred to as “Company Insiders”) and the employees listed on Exhibit A (collectively with Company Insiders referred to as “Covered Persons”) of the Company are prohibited from trading in the Company’s securities during quarterly blackout periods, as defined below, and event specific blackout periods may apply to any employee from time to time.

A.Quarterly Blackout Periods: Trading in the Company’s securities is prohibited during the period beginning on the twentieth (20th) day of the last month of each of the Company’s fiscal quarters and ending at 9 a.m. ET on the morning of the third trading day following the day on which the Company files its financial results in a Form 10-Q or Form 10-K (as applicable) covering the relevant fiscal quarter.
B.     Event Specific Blackout Periods: From time to time, other types of MNPI regarding the Company (such as negotiation of mergers, acquisitions, or dispositions, investigation and assessment of cybersecurity incidents or new product developments) may be pending and not be publicly disclosed. While such MNPI is pending, the Company may designate certain other employees (in addition to Company Insiders and the employees listed on Exhibit A) as Covered Persons and may impose special event specific blackout periods during which Covered Persons are prohibited from trading in the Company’s securities. If the Company imposes a special blackout period, it will notify the Covered Persons affected and such Covered Persons may not trade in the Company’s securities so long as the event remains material and nonpublic. Covered Persons will be notified when the event specific blackout period has been lifted.

Section 4.     Covered Persons

The legal department of the Company will review, at least annually, those categories of individuals identified in Exhibit A as Covered Persons. Generally, Covered Persons shall include any person who by function of their employment is consistently in possession of MNPI or performs an operational role, such as head of a division or business unit, that is material to the Company as a whole.

Section 5.     Trading in Other Public Companies’ Securities While in Possession of MNPI is Prohibited

No person subject to this Policy who possesses MNPI relating to other companies, including our vendors, customers and partners, as a result of employment with the Company or the performance of services on our behalf, may, directly or indirectly (through family members, other persons, entities or otherwise) buy or sell securities of (or obtain or dispose of any other interest in) such companies, or advise anyone else to do so, or otherwise engage in any action to take personal advantage of that information.

Section 6.     Certain Types of Transactions Are Prohibited

A.All persons who are subject to this Policy are prohibited from engaging in the following transactions in the Company's securities unless advance approval is obtained from the Compliance Officer:

1.Short Sales. Short sales of Company securities are prohibited, as short sales evidence the seller’s expectation that Company securities will decline in value, signal to the market that the seller has no confidence in the Company or its short-term prospects, and may reduce the seller’s incentive to improve Company performance. In addition, Section

16(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prohibits directors and officers from engaging in short sales.

2.     Publicly Traded Options. Transactions in puts, calls or other derivative securities involving Company stock are prohibited, as any such transaction is, in effect, a bet on the short-term movement of the Company’s stock, creates the appearance of trading based on inside information, and may focus attention on short-term performance at the expense of Company long-term objectives.

3.     Hedging Transactions. Hedging or monetization transactions (including but not limited to zero-cost collars, prepaid variable forwards, equity swaps, puts, calls, collars, forwards and other derivative instruments) are prohibited, as such transactions allow you to continue to own Company securities without the full risks and rewards of ownership and as a result, you may not have the same objectives as other stockholders.

4.     Margin Accounts and Pledges. All persons covered by this Policy are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan, as such securities may be traded without your consent (for failing to meet a margin call or if you default on the loan) at a time when you possess MNPI or otherwise are not permitted to trade. However, in the case of a pledge to collateralize a loan unrelated to securities trading, such as a home loan, the Compliance Officer may pre-clear the proposed pledge in limited circumstances upon concluding the transaction does not misuse MNPI.

B.     In addition, Company Insiders are also subject to the following restrictions:

1.Short-Term Trading. Company Insiders who purchase Company securities in the open market may not sell any Company securities of the same class during the six months following the purchase (or vice versa), as short-term trading of the Company’s securities may be distracting and may unduly focus the person on short-term stock market performance, instead of the Company’s long-term business objectives, and may result in the disgorgement of any short swing profits.

2.     Certain Retirement Plan Trading. Company Insiders are prohibited from trading in the Company’s equity securities during a blackout period imposed under an “individual account” retirement or pension plan of the Company during which at least 50% of the plan participants are unable to purchase, sell, or otherwise acquire or transfer an interest in equity securities of the Company, due to a temporary suspension of trading by the Company or the plan fiduciary.

Section 7.     Sharing MNPI is Prohibited

No person subject to this Policy who possesses MNPI relating to the Company or any other companies may directly or indirectly (through family members, other persons, entities or otherwise) pass that information on to others outside the Company, including friends, family, or other acquaintances (referred to as “tipping”) until such information has been disseminated to the public. You must treat MNPI about our business partners with the same care required with respect to such information related directly to the Company.

Tipping includes passing information under circumstances that could suggest that you were trying to help another profit or avoid a loss. Exercise care when speaking with others who do not “need to know”, even if they are subject to this Policy, as well as when communicating with family, friends and others not associated with the Company. To avoid the appearance of impropriety, refrain from discussing our business or prospects or making recommendations about buying or selling our securities or the securities of other companies with which we have a relationship. Inquiries about the Company should be directed to our Compliance Officer.

Section 8.     Recommendations Regarding Trading in Company Securities are Prohibited

No person subject to this Policy may make recommendations or express opinions on trading in Company securities while in possession of MNPI, except to advise others not to trade in Company securities if doing so might violate the law or this Policy.

Section 9.     Only Designated Company Spokespersons are Authorized to Disclose MNPI (Reg FD)

U.S. federal securities laws, including Regulation Fair Disclosure, prohibit the Company from selectively disclosing MNPI. The Company has established procedures for designated spokespersons to release MNPI in a manner that is designed to achieve broad dissemination of the information immediately upon its release. Employees must follow the Company’s established disclosure procedures, which among other things prohibit employees from in any manner disclosing MNPI to anyone outside the Company, including family members and friends, and including social media or electronic communications. Any inquiries about the Company should be directed to our Corporate Communications and Investor Relations teams.

Section 10.     Other Transactions in Company Securities

A.General Rule. This Policy applies to all transactions in Company securities, including any securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s stock, whether or not issued by Company, such as exchange-traded options.

B.Exceptions.

1.Employee Benefit Plans.

a.Equity Incentive Plans. The trading restrictions set forth in this Policy do not apply to the exercise of stock options or other equity awards, but do apply to all sales of securities to pay the exercise price or associated tax withholding, including a “same-day sale” of shares received on exercise of options to pay the exercise price (sometimes called a “cashless exercise”) or applicable tax withholding. These restrictions also apply to the same-day sale of shares received on the settlement of restricted stock units or similar awards to cover applicable tax withholding.

b.Employee Stock Purchase Plans. The trading restrictions set forth in this Policy do not apply to purchases of Company securities pursuant to the employee’s advance instructions under employee stock purchase plans or employee benefit plans (e.g., a pension or 401(k) plan). However, no alteration to instructions regarding the level of withholding or the purchase of Company securities in such plans is permitted while in the possession of MNPI. Any sale of securities acquired under such plans remains subject to the prohibitions and restrictions of this Policy.

c.Rule 10b5-1 Trading Plans (“10b5-1 Plans”). The trading restrictions set forth in this Policy do not apply to sales of Company securities pursuant to a compliant 10b5-1 Plan.

Section 11.     Company Insiders Are Subject to Additional Restrictions

A.Section 16 Insiders. Company Insiders are subject to the reporting provisions and trading restrictions of Section 16 of the Exchange Act and the underlying rules and regulations promulgated by the SEC.

B.Additional Restrictions. Because Company Insiders regularly possess MNPI about the Company, and in light of the reporting requirements to which Company Insiders are subject under Section 16 of the Exchange Act, Company Insiders are subject to the additional restrictions set forth in Appendix I hereto.

Section 12.     Policy Violations Must Be Reported

Any person who violates this Policy or any federal or state laws governing insider trading, or knows of any such violation by any other person, must report the violation immediately to the Compliance Officer. Upon learning of any such violation, the Compliance Officer will determine whether the Company should release any MNPI or whether the Company should report the violation to the SEC or other appropriate governmental authority.

Section 13.     Insider Trading Compliance Officers

The Company’s Chief Legal Officer shall act as the Company’s Insider Trading Compliance Officer (the “Compliance Officer”); provided, however, that if the Chief Legal Officer is a party to a proposed trade, transaction or inquiry relating to this Policy, the Company’s Chief Financial Officer shall act as the Compliance Officer with respect to such proposed trade, transaction or inquiry. The Compliance Officer may delegate his or her authority to act as the Compliance Officer as he or she deems necessary or appropriate in his or her sole discretion. The duties and powers of the Compliance Officer and his or her delegees may include the following:

•Administering, monitoring and enforcing compliance with this Policy.
•Pre-clearing trading in securities and Rule 10b5-1 trading plans (“10b5-1 Plans”) of Company Insiders as set forth in Appendix I.
•Responding to all inquiries relating to this Policy.
•Designating and announcing special (e.g., event specific) trading blackout periods during which specified persons may not trade in Company securities.
•Providing copies of this Policy and other appropriate materials to all current and new directors, officers and employees, and such other persons as the Compliance Officer determines have access to MNPI concerning the Company.
•Administering, monitoring and enforcing compliance with federal and state insider trading laws and regulations.
•Assisting in the preparation and filing of all required SEC reports filed Company Insiders relating to their trading in Company securities, including Forms 3, 4, 5 and 144 and Schedules 13D and 13G.

•Maintaining as Company records originals or copies of all documents required by the provisions of this Policy, and copies of all required SEC reports relating to insider trading, including Forms 3, 4, 5 and 144 and Schedules 13D and 13G.
•Revising this Policy as necessary to reflect changes in applicable insider trading laws and regulations.
•Working with the People Team (or similar function) to maintaining the accuracy of the list of roles/titles as set forth on Exhibit A, and updating such list periodically as necessary to reflect additions or deletions.
•Designing and requiring training about the obligations of this Policy as the Compliance Officer considers appropriate.
The Compliance Officer may designate one or more individuals who may perform the Compliance Officer’s duties under this Policy in the event that a Compliance Officer is unable or unavailable to perform such duties.

If you have any questions regarding provisions of this Policy, please contact the Compliance Officer using: CorporateLegal@progress.com

Section 14.     Definition of “Material Nonpublic Information” (MNPI)

A.“Material”. Information about the Company is “material” if it would be expected to affect the investment or voting decisions of a reasonable investor, or if the disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about the Company. Any type of information that could reasonably be expected to affect the market price of Company securities or an investor’s decision to buy or sell Company securities is material. Both positive and negative information may be material. While it is not possible to identify all information that would be deemed material, the following information ordinarily would be considered material:

•Financial performance, including operating results and changes in performance or liquidity.
•Projections of future earnings or losses, or other earnings guidance, and any changes to previously announced earnings guidance.
•Company projections and strategic plans.
•New major contracts, suppliers, or finance sources or the loss thereof.
•Development or release of a significant new product or service.
•Significant pricing or cost changes.
•Potential mergers or acquisitions, the sale of Company assets or subsidiaries or major partnering agreements.
•Changes in senior management or the Board of Directors.
•Stock splits, public or private securities/debt offerings, or changes in Company dividend policies or amounts.
•A significant cybersecurity incident, such as a data breach or a significant disruption or unauthorized access to information technology infrastructure.

•Actual or threatened major litigation, or the resolution of such litigation.
B.     “Nonpublic”. Material information is “nonpublic” if it has not been widely disseminated to the general public through a report filed with the SEC or through major newswire services, national news services or financial news services. For purposes of this Policy, information will be considered public after the close of trading on the second full trading day following the Company’s widespread public release of the information.
C.     Consult Compliance Officer When in Doubt. Any employees who are unsure whether the information that they possess is material or nonpublic must consult the Compliance Officer for guidance before trading in any Company securities.
Section 15.     Violations of Insider Trading Laws or This Policy Can Result in Severe Consequences

A.Civil and Criminal Penalties. The consequences of prohibited insider trading or tipping can be severe. Persons violating insider trading or tipping rules may be required to disgorge profit made or loss avoided, pay civil penalties up to three times the profit made or loss avoided, face private action for damages, as well as be subject to criminal penalties, including up to 20 years in prison and fines of up to $5 million. The Company and/or the supervisors of the person violating the rules may also be required to pay major civil or criminal penalties.

B.Company Discipline. Violation of this Policy or federal or state insider trading laws by any director, officer or employee may subject the director to removal proceedings and the officer or employee to disciplinary action by the Company, including termination for cause.

Section 16.     This Policy Is Subject to Revision

The Company may change the terms of this Policy from time to time to respond to developments in law and practice, and will take steps to inform all affected persons of any material changes.

Section 17.     All Persons Must Acknowledge Their Agreement to Comply with This Policy

This Policy will be available on the Company’s internal website and delivered to all persons subject to this Policy upon adoption or the commencement of their employment or other service relationship with the Company. Upon first receiving a copy of this Policy, each such person must sign an acknowledgment that he or she has received a copy of and agrees to comply with this Policy. The Compliance Officer may periodically require written certifications by those subject to this Policy, including as to their compliance with this Policy or to refresh their acknowledgement of and agreement to comply with this Policy. Any acknowledgment and agreement hereunder will constitute consent for the Company to impose sanctions for violation of this Policy and to issue any necessary stop-transfer orders to the Company’s transfer agent to enforce compliance with this Policy.